February 3, 2020

Shachar Schlosberger
Chief Financial Officer
Enlivex Therapeutics Ltd.
14 Einstein Street
Nes Ziona, Israel 7403618

       Re: Enlivex Therapeutics Ltd.
           Form 20-F for the year ended December 31, 2018
           Filed on April 30, 2019
           Form 20-F/A for the year ended December 31, 2018
           Filed on January 23, 2020
           File No. 001-36578

Dear Ms. Schlosberger:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences